October 15, 2010

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
950 Fifth Street, N.W.
Washington, DC 20549-0306
Fax:  (202) 772-9204

Re:  SJW Corp.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed March 5, 2010
     Definitive Proxy Statement filed on Schedule 14A
     Filed March 12, 2010
     File No. 1-8966

Dear Mr. Owings:

     We submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the Staff) to SJW Corp. (the Company) dated September 24, 2010 (the Comment Letter) with respect to the Company's Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission (the Commission) on March 5, 2010 (Form 10-K) and Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 12, 2010 (Proxy Statement),
File No. 1-8966. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Management's Discussion and Analysis of Financial Condition and Results of
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Operations, Page 20
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     1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your statement that California faces a long-term water supply challenge. We also note your statement that you need significant capital and the ongoing financial crisis may impact your ability to obtain such capital. Discuss whether you expect these trends to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

        o Economic or industry-wide factors relevant to your company, and
        o Material opportunities, challenges, and
        o Risk in the short and long-term and the actions you are taking to address them.

        See Item 303 of Regulation S-K and SEC Release No. 33-8350.

        In future filings, we will expand, to the extent appropriate, our discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income or result in our liquidity decreasing or increasing in any material way.

        Substantially all of our revenue is generated by our water utility business. Our water utility business is a rate regulated public utility engaged in water storage and distribution. As described in
        Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)- Operating Revenue, revenue from our water utility business has been relatively static. The Company will, to the extent relevant, disclose known material trends as they relate to revenue and income, however, we note in our current filings that the number of our customers has not varied significantly over the past three years, despite the on-going financial crisis, and fluctuations in consumption (as described below) have largely been offset by increases in water billing rates. Accordingly, we are not aware of any trends that are reasonably likely to have a material impact on our water utility revenues or income.

        The majority of our other revenue is derived from our real estate activities. We note in our current filings that we lost the tenant in our Tennessee properties in 2009. The impact of this lost tenant on our 2009 revenues and income is also described in our current filings. In addition, we describe in a subsequent footnote (Note 15. in our Notes to Consolidated Financial Statements in the Form 10-K) that we have entered into a new lease for a portion of the properties.

        On page 6, Part 1, Item 1 of our Form 10-K, we note that California faces a long-term water supply challenge, and discuss a number of factors that also contribute to the uncertainty of our revenues and income, including conservation resolutions by the California Public Utilities Commission (CPUC), rainfall quantities, and other weather conditions. As no mandatory conservation resolutions have been implemented by the Santa Clara Valley Water District beyond
        September 2010, the impact of future conservation resolutions on our revenues and income is uncertain. In addition, factors such as rainfall levels and weather conditions will continue to impact water availability and consumption. However, we are unable to estimate the impact that such factors will have or are reasonably likely to have on our future revenues or income. Further, we do not have the ability to determine how much of the decrease in consumption was directly attributable to the conservation, rainfall levels, or other weather conditions.

        On page 14, Part 1, Item 1A we discuss the capital-intensive nature of our water utility business and notes a risk that the on-going national and international financial crisis may have an impact on our ability to borrow funds. This uncertainty has not resulted in our liquidity decreasing or increasing in a material way. As discussed on page 11,
        Note 6. Long-Term Liabilities in our Notes to Unaudited Condensed Consolidated Financial Statements included in our Form 10-Q for the quarter ended June 30, 2010, the Company has renegotiated and increased our bank lines of credit to $85,000,000 from $55,000,000.
        In addition, we have entered into a loan agreement with the California Pollution Control Financing Authority (the Authority), under which the proceeds from the issuance by the Authority of its 5.10% fixed rate revenue bonds in an aggregate principal amount of $50,000,000 were made available to our water utility business.
        While our ability to obtain financing will continue to be a key risk for the Company, we believe we will have access to the external funding sources necessary to implement our on-going capital investment programs.

        Except as disclosed in our filings, we are not aware of any additional economic or industry-wide factors relevant to our Company, material opportunities or challenges, or other short or long-term risks that would impact our operations. When we become aware of such matters, we will include a discussion on their impact to our revenues or income, if material, or the resulting change in our liquidity (decreasing or increasing in any material way) in our filings in accordance with the guidance set out in
        Item 303 of Regulation S-K and SEC Release No. 33-8350.

Consolidated Statements of Income and Comprehensive Income, page 38
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     2. Please tell us your basis in GAAP for classifying income taxes as a component of operating income. Please also tell us your basis in GAAP for classifying gains on sale of real estate investments and utility property, net of taxes, as a component of other (expense) income. Please specifically address the guidance in ASC 225-10-S99-2 and ASC 360-10-45-5.


     Classification of Income Taxes:
     ------------------------------

     The Company includes income taxes as a component of operating income. Operating income is derived primarily from our water utility business, a regulated operation, and income taxes on regulated operations are a recoverable cost in the Company's ratemaking process. The CPUC's Uniform Systems of Accounts Decision No. 50185 (AD No. 50185) provides that utility operating income shall include the amount of taxes properly chargeable to utility operations. Accounting Standards Codification
     (ASC) 225-10-S99-2, Presentation - Income Statement, Regulation S-X
     Rule 5-03(b)1, Income Statements provides that a public utility company using a uniform system of accounts or a form for annual report prescribed by federal or state authorities, shall follow the general segregation of operating revenues and operating expenses reported under Regulation
     S-X (Article 5-Commercial and Industrial Companies, SS210.5-03.2) prescribed by such system or report.


     Classification of Gains on Sale of Real Estate Investments and Utility
     ----------------------------------------------------------------------
     Property:
     --------

     The Company presents its gains on sale of real estate investments and utility property, net of taxes, as a component of other (expense) income. ASC 360-10-45-5, Assets-Property, Plant, and Equipment, Other Presentation Matters, provides that gains or losses recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.

     Within our water utility business we have identified certain property as nonutility property.We classify our real estate investments as nonutility property. Nonutility property is no longer necessary or useful in the performance of our water utility's duties to the public. In accordance with the CPUC's AD No. 50185, gains on the sale of nonutility property are classified as a component of other income (expense).

     The utility property sold by the Company was approved by the CPUC in August 2008. The CPUC's decision specifically stated that net proceeds from the sale of the property be apportioned to the Company's shareholders and customers. As the property sale was not significant and was not a part of our normal recurring regulated operations, the Company classified the gain on sale as other (expense)income rather than as part of our water utility operations. The transaction is more fully described in Note 12. of the Notes to Consolidated Financial Statements in our Form 10-K.

     While the Company presents its gains on sale of real estate and utility property net of tax, we also present the related tax expense in the account descriptions on our Consolidated Statements of Income and Comprehensive Income in our Form 10-K. Further,in Note 5. of our Notes to Consolidated Financial Statements in our Form 10-K, we reconcile total income tax expense to amounts included in operating expenses, gain on sale of real estate, and gain on sale of utility property. Based on this, we believe our income tax expense presentation is reasonable.


Note 1.  Summary of Significant Accounting Policies, page 41
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Utility Plant, page 42
----------------------

     3. We note your disclosure that the cost of utility plant retired, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized. We also note your disclosure in critical accounting policies on page 24 that you recognize gains or losses from the sale of certain utility property and the gain on sale of utility property reported in the consolidated statements of income and comprehensive income on page 38. Please revise your disclosure in future filings to clearly describe your accounting policies with respect to the retirement, sale and disposition of utility property. In addition, please disclose your accounting policies with respect to the retirement, sale and disposition of nonutility property and real estate investments. Further, please tell us the amount of nonutility property at each balance sheet date, how nonutility property is classified in the consolidated balance sheets on page 36 and why the components of nonutility property and related depreciation policies are not separately disclosed.

        Our accounting policy for the retirement of utility property is described on page 23 of our Form 10-K. In 2008, the Company had a special circumstance where utility property was sold that was still considered used and useful by the CPUC. As discussed in Note 12. of our Notes Consolidated Financial Statements in our Form 10-K, the Company received approval from the CPUC to sell the parcel in October 2008. In connection with the approval, the CPUC instructed the Company to distribute a portion of the proceeds to water utility customers directly through a monthly surcredit for a period not to exceed one year. The Company recorded a gain for proceeds in excess of the property carrying value and a regulatory liability for amounts to be distributed to our customers. The CPUC guidance was in contrast to the Company's policy to charge accumulated depreciation for the cost of retired utility plant and forego gain recognition. The policy would result in any gain on sale to be distributed to the Company's customers indirectly and over a longer period of time through a reduction in our water utility's rate base. As we do not anticipate selling used or useful water utility property in the future, we respectfully submit that a revision to our policy is not required at this time.

        Our accounting policies for the sale and disposition of nonutility property and real estate investment properties is described on page 24 of our Form 10-K. In our future filings, we will disclose our accounting policies with respect to the retirement, sale and disposition of utility property, nonutility property and real estate investment property in our Notes to Consolidated Financial Statements in our Form 10-K.

        The amount of nonutility property as of December 31, 2008 and 2009 was $236,285 and is classified in real estate investments on the consolidated balance sheet. There is no depreciation associated with the nonutility property as it is all land. Nonutility property is not separately disclosed based on the immateriality of the amount.


Earnings per Shares, page 46
----------------------------

     4.	Please tell us whether you use the two-class method in computing basic earnings per share. If not, tell us why the two-class method is not applicable to your facts and circumstances or provide us with a computation of basic earnings per share using the two-class method. Refer to ASC 260-10-45-59A through ASC 260-10-45-70.

        We do not use the two-class method in computing basic earnings per share because the Company does not believe it has a material number of participating securities, as defined. The Company's Long-Term Incentive Plan (the Plan) provides employees, non-employee Board members, consultants, and other independent advisors who provide services to the Company with the opportunity to acquire an equity interest in the Company. Under the Plan, holders of options, restricted stock, and deferred restricted stock awards may be given the right to receive dividend equivalent rights (DERs) each time a dividend is paid on common shares after the grant date.

        ASC Subtopic 260-10 states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and therefore the two-class method of computing basic earnings per share (EPS) is required. However, unvested share-based payment awards are not participating securities when the right to receive dividends or dividend equivalents is contingent upon vesting or exercise.

        Prior to January 1, 2009, certain outstanding options possessed DERs pursuant to which the cash dividends that would otherwise be payable each calendar year on the underlying option shares if those shares were actually outstanding at the time were accumulated. In January of the following year, the accumulated amount was converted into additional shares of common stock issuable upon the exercise of those options. However, the additional shares would only be issued to the extent the underlying option shares to which they pertained actually vested. The shares of common stock attributable to the option DERs would be forfeited if the underlying shares to which they pertained were forfeited.

        We also had outstanding DER shares attributable to deferred stock unit awards. The DER shares were calculated in the same manner as described for the option DER shares. All the deferred stock unit awards were fully vested as of the start of the 2009 fiscal year. Prior to such vesting, the DER shares attributable to the deferred stock unit awards were subject to the same vesting schedule as the deferred stock unit awards to which they pertained and would, accordingly, be forfeited in the event those awards were forfeited.

        The only exception to the foregoing DER forfeiture structure is a restricted stock unit award made in January 2007 for 7,000 shares of common stock that vests in three successive equal annual installments measured from the award date. The DERs pertaining to the award apply only to the unvested shares subject to the award at the time cash dividends are paid on outstanding common stock. The cash dividends accumulated with respect to the unvested shares are distributed at the end of each year, whether or not the shares have vested. This is the only instance of DER payments on unvested shares, and we believe the total number of shares covered by such DERs (7,000 shares in 2007, 4,667 shares in 2008 and 2,333 shares in 2009) is immaterial.


     Note 10 - Employee Benefit Plans, page 52
     -----------------------------------------

     Reconciliation of Funded Status, page 55
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     5. Please tell us how you calculate the market-related value of plan assets as that term is defined in ASC 715-30-20. Also, since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with ASC 235-10-50-3.

        The guidance in ASC 715-30-20 defines the market-related value of plan assets as "a balance used to calculate the expected return on plan assets. The market-related value of plan assets is either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years".

        The market-related value of our defined benefit pension plan assets is fair value. We determine fair value based on quoted prices in active markets for identical assets. In accordance with ASC 235-10-50-3, in future Form 10-K filings the Company will disclose our method used to determine the market-related value of our defined benefit pension plan assets in our Employee Benefit Plans footnote disclosures.


        In connection with the above responses to your comments, we hereby acknowledge that:


        o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

        o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter. Please contact the undersigned at (408) 279-7966 with any questions regarding the foregoing.

Very truly yours,

/s/ JAMES P. LYNCH
James P. Lynch
Chief Financial Officer and Treasurer

cc:  W. Richard Roth, President and Chief Executive Officer